Material Fact

Payment of Interest on Capital

Itaú Unibanco Holding S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders ("IOC") in the amount of R$0.3341 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.283985 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made until August 29, 2025. The calculation will be based on the final stockholding position recorded on June 9, 2025, with their shares traded "ex-rights" starting June 10, 2025.

For further information, please visit on www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR.

São Paulo (SP), May 29, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.